ArcelorMittal and Kalagadi Manganese announce ArcelorMittal’s entry into greenfield manganese project in South Africa

Luxembourg/Johannesburg, 20 November 2007 – ArcelorMittal, the world’s largest steel company, and Kalagadi Manganese, a South African manganese development company, have today announced a strategic equity partnership in respect of the development of Kalagadi’s manganese resources. The 50/50 joint venture will see the development in South Africa of:

•	a manganese mine, beneficiation plant and sinter complex in the Northern Cape Province; and
•	a smelter complex in Coega

Commenting, Mr. Malay Mukherjee, Member of the Group Management Board, Responsible for Asia and Africa, Mining, Stainless, at ArcelorMittal said: “We are pleased to have been selected as the joint venture partner on this exciting project.  The Kalagadi Manganese project will not only prove to be an important and competitive source of manganese for our plants but a notable contribution to the economy of South Africa.” He added: "This is a further sign of our commitment to South Africa, a country which forms an important part in our expanding global operations.”

Daphne Mashile-Nkosi, Chairperson of Kalagadi Manganese, said: “We are delighted to have attracted a strategic equity partner of the calibre of ArcelorMittal who are the biggest player in the steel industry in the world. The deal is particularly important as it comes at a time when we are spearheading the trend towards backward integration into raw materials. We believe our new partner will add enormous value to the business particularly in respect of enhancing efficiencies. ArcelorMittal’s operating track record in South Africa is a significant advantage to the implementation and operation of the project.”

Kalagadi Manganese’s project is situated in the Kuruman/Hotazel district of the Northern Cape Province. The Parties intend establishing a manganese ore mine and sinter plant at Hotazel which will ultimately produce 2.4 million tons of sinter product per annum. It will also see the establishment of a 320 000 tpa ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth, which will account for at least 50% of ArcelorMittal’s needs. Drilling to-date has confirmed the presence of a high grade manganese ore resource sufficient to support a life of mine in excess of 20 years.

The project, which is due to come on-line in 2010, overlies the Kalagadi Manganese Basin, a world renowned source of manganese ore containing 80 percent of the world’s known manganese resources. Kalagadi Manganese is 80% owned by Kalahari Resources, a majority black women owned and controlled company. The remaining 20% is be held by the South African state-owned financier, the Industrial Development Corporation.

The joint venture transaction is subject to the fulfilment of various conditions, including the obtaining of the necessary regulatory approvals required for the implementation of the transaction.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26

Contact information ArcelorMittal Communications

E-mail: press@arcelormittal.com
Phone: +352 4792 5000

Contact information Kalagadi Resources Communication

Dante Mashile, CPRP

Communication & PR Director

Tel.+27 11 537 9600

Fax.+27 11 442 0079

Email: dantem@globalinterface.co.za

dmashile@yahoo.co.uk

ArcelorMittal Corporate Communications		Netherlands
Mark Mann	+44 203 214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Image 7 - Anne France Malrieu /
North America		Tiphaine Hecketsweiler	+33 1 5370 7470
Bill Steers	+1 312 899 3817	Spain
		Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397